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Exhibit (b)(4)

Translation:

Confidential

Hako Holding GmbH & Co
—Management—
Hamburger Straße 209-239
23843 Bad Oldesloe

July 22, 2004

Granting of creditline to buy shares of Minuteman International Inc., Adisson/USA

Dear Professor Dr. Kottkamp:

        This is a follow-up to our conversations in which you explained the purchase of shares of the above referenced company that are presently still owned by someone else. According to your information, Minuteman Intern. Inc. has access to free creditlines of appr. USD 11,000,000 to refinance the total amount of appr. USD 15,800,000. In addition, Minuteman International Inc. has cash in the amount of approximately USD 4,000,000, though the possibility to use it for the purchase of the shares is still being investigated by counsel. In preparation of the above transaction you have asked us as a precaution to confirm that Hako Holding GmbH & Co will have access to a free creditline of EUR 4,000,000. We granted a creditline of EUR 1,500,000 to Hako Holding GmbH & Co (see our approval letter dated 01/26/2004).

        Based on the above, we agree to to increase this creditline until 12/31/2004 to

        EUR 4,500,000
        (four million fivehundredthousand Euro)

in accordance with our general terms of busines. The credit orders of more than EUR 2,000,000,- (two million Euro) of Hako Werke International GmbH and EUR 1,000,000 (one million Euro) of Hako Werke GmbH serve as collateral.

        We will separate the amount of EUR 4,000,000 (four million Euro) of the creditline and transfer it to the still to be opened account no. 1804236 07 and hold there until 12/31/2004. The above referenced partial amount of EUR 4,000,000 of the creditline can be used—either in cash on a running invoice and/or short-term credit at a fixed rate, both in Euro—as soon as Hako Holding GmbH & Co confirms that it will forward the entire amount to the Hako Group company that is going to purchase the shares of Minuteman International Inc with these funds. The Hako Holding GmbH & Co will promptly prove the purchase of the shares. Additionally, the terms and conditions of our credit approval on 01/26/2004 regarding conditions, securities, negative pledges and information apply.

        For granting the creditline we will charge Hako Holding GmbH & Co a transaction fee of 1% p.a. of the credit amount, but not less than EUR 7,500.

        We ask you to indicate your agreement by signing and returning the enclosed copy of this letter. We also request that you forward the enclosed credit orders to the above referenced companies so that they can provide legally binding signatures and to return them to us promptly.

Best regards

Deutsche Bank AG
Corporate and Investment Bank
company customers Germany

/s/ Otten Bleiziffer

We fully agree to all the conditions set forth in this letter.

Bad Oldesloe, 07/23/2004 location, date	/s/ Eckart Kottkamp Hako Holding GmbH & Co (business stamp and legally binding signature)

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  Granting of creditline to buy shares of Minuteman International Inc., Adisson/USA